PREMIUM BILL

Insured: FIERA CAPITAL SERIES TRUST   Date: April 16, 2018

Producer: CHUBB DIRECT/GAB

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
           WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
April 12, 2018	82484851	ICAP BOND		$ 1,039.00
To				
December 15, 2018		PREPAID PREMIUM		
0% Commission				
			TOTAL	$ 1,039

FEDERAL INSURANCE COMPANY

Endorsement No. 8

Bond Number: 82484851

NAME OF ASSURED: FIERA CAPITAL SERIES TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 1,900,000	$ 0
2. On Premises	$ 1,900,000	$ 250,000
3. In Transit	$ 1,900,000	$ 250,000
4. Forgery or Alteration	$ 1,900,000	$ 250,000
5. Extended Forgery	$ 1,900,000	$ 250,000
6. Counterfeit Money	$ 1,900,000	$ 250,000
7. Threats to Person	$ 1,900,000	$ 250,000
8. Computer System	$ 1,900,000	$ 250,000
9. Voice Initiated Funds Transfer Instruction	$ 1,900,000	$ 250,000
10. Uncollectible Items of Deposit	$ 1,900,000	$ 250,000
11. Audit Expense	$ 25,000	$ 5,000
12. Stop Payment Order Or Refusal to Pay Check	$ 50,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on April 12, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 16, 2018   By _____
                                                     Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)   Page 1

The following resolution was approved by the Board of Trustees of the Fiera Capital Series Trust at a meeting of the Trustees held on February 27, 2018

Approval of Fidelity Bond Requirements

RESOLVED, that the Board, including all of the Independent Trustees, hereby determines the Fidelity Bond is reasonable in form and amount, after having given due consideration to the value of the assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Funds; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-l, the proper officers of the Trust be, and hereby are, authorized to take such actions as may be necessary to obtain the increase in the amount of the Fidelity Bond coverage to comply with such requirements: and further

RESOLVED, that Michael Kalfbfleisch, or any officer of the Trust, or his or her designee, including UMB Fund Services, Inc., be, and hereby is designated to make all filings with the SEC and to give all notices on behalf of the Trust required by paragraph (g) of Rule I7g-1 promulgated under the 1940 Act.